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17004660

UNITED STATES
:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2017
Washington DC
416

SEC FILE NUMBER
8-48055

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larkspur Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue, Suite 1005
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Mayer Jr. 212-376-5790
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name)*

100 Eagle Rock Avenue Suite 200	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gca

OATH OR AFFIRMATION

I, Robert C. Mayer Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larkspur Capital Corporation as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA S. GAVARIAN
Notary Public, State of New York
No. 01GA4928778
Qualified in Queens County
My Commission Expires November 3, 2018

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LARKSPUR CAPITAL CORPORATION

TABLE OF CONTENTS

FRIEDMAN LLP®
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Larkspur Capital Corporation

We have audited the accompanying statement of financial condition of Larkspur Capital Corporation, as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Larkspur Capital Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Larkspur Capital Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Larkspur Capital Corporation's financial statements. The supplemental information is the responsibility of Larkspur Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 22, 2017

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

LARKSPUR CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS		
Cash	$	22,155
Accounts receivable		20,000
Prepaid expenses		6,821
Office equipment - at cost, less accumulated depreciation of $ 23,762		6,154
	$	55,130
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$	13,120
Stockholders' equity		
Common stock, no par value, authorized 200 shares, 100 shares issued and outstanding		10,000
Additional paid-in capital		1,534,365
Accumulated deficit		(1,502,355)
		42,010
	$	55,130

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

Revenues		
Investment banking fees	$	77,500
Other		4,439
		81,939
Expenses		
Employee compensation		7,802
General and administrative		2,304
Professional fees		19,651
Office		21,015
Consulting fees		17,919
Regulatory fees		10,067
Depreciation expense		324
		79,082
Net Income	$	2,857

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2016

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2016	100	$ 10,000	$ 1,508,865	$ (1,505,212)	$ 13,653
Contributions		-	25,500	-	25,500
Net income		-	-	2,857	2,857
Balance, December 31, 2016	100	$ 10,000	$ 1,534,365	$ (1,502,355)	$ 42,010

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities		
Net income	$	2,857
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		324
Changes in assets and liabilities		
Accounts Receivable		(20,000)
Prepaid expenses		(5)
Accrued expenses		619
Net cash used in operating activities		(16,205)
Cash flows from investing activities		
Acquisition of office equipment		(6,478)
Cash flows from financing activities		
Capital contributions		25,500
Net increase in cash		2,817
Cash, beginning of year		19,338
Cash, end of year	$	22,155

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Larkspur Capital Corporation (the "Company") is a Delaware corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") operating as a placement agent, specializing in private placements of securities and financial advisory services.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Concentration of Credit Risk for Cash
The Company maintains its cash and cash equivalent balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Depreciation
Depreciation of office equipment is computed on the straight-line basis over the estimated useful lives of the respective assets over five years.

Revenue Recognition
Investment banking fees are recorded on an accrual basis. Fees received in advance of services rendered are deferred until earned. Other revenues represent a refund received in 2016 for excess city taxes in prior years.

Income Taxes
The Company has elected S Corporation status for Federal and New York State income tax purposes. Under these elections, the Company's taxable income or loss is includable by the stockholders on their individual income tax returns. The Company makes no provision for Federal income tax and New York State income taxes. New York City does not recognize S corporation status, and therefore provisions are made for New York City general corporation tax, as applicable.

2 - MAJOR CUSTOMERS

Investment banking fees from two customers were 52% and 32%, respectively of total fees for the year ended December 31, 2016.

3 - RETIREMENT PLAN

The Company has a defined contribution Simplified Employee Pension Plan ("Plan") covering substantially all of its employees. Contributions to the Plan are at the discretion of the Company. There were no contributions made by the Company for the year ended December 31, 2016.

4 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. As of December 31, 2016 the Company had net capital of $9,035 which exceeded requirements by $4,035. The ratio of aggregate indebtedness to net capital was 1.45 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2016

LARKSPUR CAPITAL CORPORATION

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

Computation of net capital		
Stockholders' equity	$	42,010
Deductions and/or charges		
Non-allowable assets		32,975
Net capital	$	9,035
Computation of aggregate indebtedness		
Accrued expenses	$	13,120
Aggregate indebtedness	$	13,120
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	875
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	4,035
Excess net capital at 1000 percent	$	7,723
Ratio - Aggregate indebtedness to net capital		1.45 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2016).

Net capital, as reported in Company's Part II (unaudited) Focus Report	$	12,087
Decrease resulting from December 31, 2016 audit adjustments, net		(3,052)
Net capital, as included in this report	**$**	**9,035**

See report of independent registered public accounting firm.

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Larkspur Capital Corporation

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions Report From SEC Rule 15c3-3, in which (1) Larkspur Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Larkspur Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Larkspur Capital Corporation stated that Larkspur Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Larkspur Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Larkspur Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 22, 2017

LARKSPUR CAPITAL CORPORATION

Assertions Regarding Exemptions Provisions

We, as members of the management of Larkspur Capital Corporation (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided be the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i). The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Larkspur Capital Corporation".

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2016 through December 31, 2016.

LARKSPUR CAPITAL CORPORATION

By:

Robert C. Mayer, Jr. - Managing Director

February 15, 2017

708 Third Avenue, Suite 1005, New York, NY 10017 Tel 212 376-5790 Fax 212 758-0054
Member FINRA